SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 1, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated October 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   November 1, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

Tanzanian Royalty Signs Definitive Joint Venture Agreement

That will Facilitate Development of Buckreef Gold Project

South Surrey, British Columbia

Tanzanian Royalty Exploration Corporation (TSX: TNX / AMEX: TRX) is pleased to announce that it has entered into a Definitive Joint Venture Agreement with the State Mining Corporation of Tanzania (Stamico) for the development of the Buckreef Gold Project in Tanzania.

Buckreef is located in the prolific Lake Victoria Goldfields of northern Tanzania within the Rwamagaza Greenstone Belt. Major gold producers in the region include AngloGold Ashanti’s Geita mine (18M Oz), the largest gold producer in Tanzania which is located 30 kilometres to the northeast of Buckreef, and African Barrick’s Bulyanhulu gold mine (12M Oz) which is situated 60 kilometres to the southeast.

The Buckreef Project contains National Instrument 43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 t/g (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

Through its wholly-owned subsidiary, Tanzanian American International Development Corporation 2000 Limited (Tanzam), the Company will hold a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

At a public signing ceremony attended by invited dignitaries and the media in Dar es Salaam on October 25, 2011, the Honourable William Mganga Ngeleja, Tanzanian Minister for Energy and Minerals, told the gathering: “Today, I am most delighted to witness this historic event of the signing of the Joint Venture Agreement for the Re-development of Buckreef Gold Mine between Stamico and Tanzam.”

Responding to the minister, James E. Sinclair, the President and CEO of Tanzanian Royalty, stated that the agreement represents “a new model” with respect to how international mining companies conduct business in mineral rich countries in the developing world.

“Our policy has always been to empower Tanzanians to create their own future and we take great pride in the fact that our corporate, professional and support staff in Tanzania are indigenous to the region.”

According to Joseph K. Kahama, Chairman and Chief Operating officer (Tanzania), “This is truly a milestone agreement and an example of what a visionary like our President and CEO, James Sinclair, can achieve for his shareholders and the people of Tanzania.”

“We see this agreement with the Tanzanian government and Stamico as the first step in an enduring relationship that will bring lasting benefits to both parties.”

A Preliminary Economic Analysis (PEA) of the Buckreef Project is currently under way and upon the favourable completion of the PEA, the joint venture will undertake a Definitive Feasibility Study. Under the recently concluded definitive joint venture agreement, the parties intend to work toward bringing the Buckreef project into commercial production within a 30 month period.

As part of its ongoing efforts to enhance the economic potential of the Buckreef Project area, Tanzam filed an application in July, 2011 to enlarge the area of the Buckreef mining license. The area encompassed by the license application includes exploration targets identified by previous operators.

The government has assured the Company that the mining license application will be given priority and the minister confirmed he had “instructed the Acting Commissioner for Minerals to expeditiously process the application for the enlargement” noting that the project  is a “role model which must receive our utmost cooperation and attention.”

Tanzanian Royalty is well financed to advance the Buckreef Project with approximately $30 million in working capital and strong interest expressed on the part of lenders and other financial institutions to fund the project to commercial production.

At the present time, the Company has two RC drills and one diamond drill operating on the Buckreef property as part of a program to confirm the additional resource potential that was established by previous exploration.

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.